April 26, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions

Re:	Epicor Software Corporation
Schedule 14D-9 Filed on April 11, 2011
File No. 005-43389

Ladies and Gentlemen:

Epicor Software Corporation (“Epicor” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 20, 2011 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 8 below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. In connection with this letter, we are also filing Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor (the “Schedule 14D-9”). For purposes of this letter, we refer to the Tender Offer Statement on Schedule TO filed by Eagle Parent, Inc. (“Parent”), Element Merger Sub, Inc. (“Purchaser”), Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Ltd. (the “Apax Parties” and together with Parent and Purchaser, the “Filing Persons”), as amended, as the “Schedule TO.”

Schedule 14D-9

Potential for Future Arrangements, page 9

1.

We refer to disclosure on page 17 in which you disclose that bidders’ affiliates had “periodically throughout the course of discussion relating to and leading up to the transaction”, had discussions with Mr. Klaus regarding his and other members of management’s continued role in the company after the merger. We also note that a draft

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of the Non-Tender and Support Agreement was provided to the company by Apax as early as December 2010. Please clarify your disclosure and revise to include a detailed discussion of when the non-tender agreements, including who would be subject to such agreements, were first discussed amongst the parties to the transaction.

Response: Epicor respectfully advises the Staff that the periodic discussions described in the Schedule 14d-9 refer to various communications between Mr. Klaus and affiliates of the Filing Persons regarding matters unrelated to the continuing employment of any member of Epicor management, but during which Mr. Klaus referred to members of Epicor management (including Lauri Klaus, Executive Vice President, Worldwide Sales and Consulting, and John Hiraoka, Epicor’s Chief Marketing Officer and Executive Vice President) as being important to the success of Epicor, which the Filing Persons acknowledged. In addition, affiliates of the Filing Persons had a conversation with Mr. Hiraoka during the week beginning March 21, 2011 in which the Filings Persons acknowledged that Mr. Hiraoka was an important part of the Epicor management team. However, Epicor supplementally advises the Staff that no substantive terms of any continued role at Epicor have been discussed with any members of Epicor’s management, including Mr. Klaus, Ms. Klaus or Mr. Hiraoka.

With respect the non-tender and support agreements, Epicor respectfully advises the Staff that there were no discussions amongst the relevant parties prior to December 2010. When the Filing Persons submitted their acquisition proposal to Epicor on December 7, 2010, they indicated they would be seeking support agreements from Mr. Klaus, Richard Pickup and Todd Pickup and Elliott Associates. However, because the Company’s board of directors rejected the December 7th proposal, no further discussions or negotiations took place with respect to such agreements.

Despite additional proposals from Apax in December 2010 and February 2011, which were rejected by the Company’s board of directors, no further discussions regarding the support agreements occurred prior to mid-March, when the parties resumed discussions regarding a potential acquisition. On March 17, the Filing Persons indicated to Epicor’s counsel that they would again be seeking support agreements from Mr. Klaus, Richard and Todd Pickup, and a support agreement from Elliott Associates in a form to be negotiated separately with Elliott Associates. At that time, the Filing Persons indicated that they had not determined whether they would offer the parties to the support agreements different consideration than the consideration that would be offered to all other stockholders of Epicor, but that the Filing Persons were continuing to evaluate their

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position with respect to such matter. Further, the agreements proposed by the Filing Persons provided that shares would not be tendered into the tender offer, so as to allow for future negotiation of alternative consideration. In early April, the Filing Persons indicated to Epicor’s counsel that the Non-Tender and Support agreements with Mr. Klaus and Richard and Todd Pickup would provide for payment for their shares in cash at the Offer Price following completion of the Offer, unless otherwise later agreed by the parties. This decision was communicated to Mr. Klaus and Richard Pickup in board meetings. Although counsel for Epicor negotiated with counsel for the Filing Persons certain provisions of the non-tender and support agreements as part of the negotiation of the merger agreement, such as the representations to be made by the stockholders and the removal of a non-solicitation provision from the agreement, there were never any direct discussions between Mr. Klaus or the Pickups, on the one hand, and the Filing Persons, on the other, regarding the non-tender and support agreements, and no negotiations of the economic terms contained therein or the form of consideration to be received. Epicor was not a party to or involved in discussions between Elliott Associates and the Filing Persons. However, as indicated in the Schedule 14d-9, prior to execution of the merger agreement, the Filing Persons indicated to Epicor that they would proceed without a support agreement from Elliott Associates. After the merger agreement was executed, the Filing Persons and Elliott later entered into support and tender agreement with Elliott Associates, pursuant to which Elliott Associates has agreed to tender its shares of Epicor common stock into the Offer, which support and tender agreement was approved by the Epicor board of directors. Since the merger agreement was executed, there have been no further discussions with Mr. Klaus or the Pickups regarding any amendment to the terms of the non-tender and support agreements.

Epicor has amended Item 4(b) of the Schedule 14D-9 to provide additional clarity regarding the negotiation of the non-tender and support agreements and discussions regarding management.

2.	Please clarify further when discussions relating to the possible continuation of Mr. Klaus were first raised and by whom, and the details or any tentative understandings, if any, reached with respect to the terms of consideration Mr. Klaus and Messrs. Pickup and their affiliates could be offered if a transaction were to occur.

Response: Epicor respectfully advises the Staff that, as indicated in our response to Comment 1 above and the Schedule 14d-9, there is no agreement, nor a tentative understanding between the Filing Persons and Mr. Klaus or the Pickups regarding alternative consideration other than the Offer Price. As described in our response to

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Comment 1 and the Schedule 14D-9, the Filing Persons indicated on multiple occasions throughout their pursuit of an acquisition of Epicor that they recognized the value of Epicor’s management team and, in early March 2011, as part of general discussions about the Company, Apax indicated to Mr. Klaus that they believed Mr. Klaus and his management team were important to the success of Epicor. However, while, in those discussions Mr. Klaus indicated in response he would be prepared to entertain discussions about a role in the Company post-acquisition, there were no proposals made or understandings reached (tentative or otherwise) regarding continued employment or alternative consideration with any of Epicor’s board members or management.

Epicor has amended Item 4(b) of the Schedule 14D-9 to provide additional clarity regarding discussions regarding management.

3.	Please update the disclosure, as may be appropriate, to disclose the identity of all other executive officers or directors with whom agreements may be negotiated or have been negotiated and the material terms of such agreements.

Response: Epicor respectfully advises the Staff that, while neither Mr. Hiraoka, nor Ms. Klaus are executive officers or directors of the Company, Epicor has amended Item 4(b) of the Schedule 14D-9 to indicate that during the discussions in early March between the Filing Persons and Mr. Klaus, John Hiroaka, the Company’s Chief Marketing Officer and Executive Vice President and Lauri Klaus, the Company’s Executive Vice President, Worldwide Sales and Consulting were discussed, and during the week of March 21, the Filing Persons indicated to Mr. Hiroaka that they believed Mr. Hiroaka was an important part of the Epicor management team. However, no specific arrangements were discussed or negotiated with any member of Epicor’s management, including Mr. Klaus, Ms. Klaus or Mr. Hiraoka.

Item 4. The Solicitation or Recommendation, page 12

Background, page 12

4.	Please revise to disclose whether there had been any prior relationship between Apax and its affiliates and the company and its affiliates prior to June 2010.

Response: Epicor respectfully advises the Staff, that, in response to the Staff’s comment, it has revised Item 4(b) of the Schedule 14D-9, to include a description of Mr. Klaus’ general introduction to representatives of Apax in April 2007, and the

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unsolicited proposal made by Apax in October 2007 to acquire Epicor, which was promptly rejected by Epicor.

5.	Clarify whether Messrs. Klaus and/or Pickup discussed the general terms of the non-tender and support agreement prior to early December 2010. Further, other than at board meetings, please supplementally advise us of discussions or negotiations involving Mr. Pickup.

Response: Epicor respectfully advises the Staff, as further indicated in the response to Comment 1 above, that there were no discussions regarding the non-tender and support agreements between the Filing Persons and Mr. Klaus or the Pickups prior to December 2010. Further, we advise the Staff no further discussions regarding the non-tender and support agreements occurred prior to mid-March 2011. In March and April 2011, counsel to Epicor negotiated with counsel to the Filing Persons certain non-economic terms of the non-tender and support agreements in connection with the negotiation of the merger agreement, but there was no direct engagement between Mr. Klaus or the Pickups and the Filing Persons regarding the terms of the non-tender and support agreement, including any discussions regarding economic terms or the form of consideration to be received.

6.	Please set forth the “concerns” Apax conveyed to the company’ s financial advisor in late March which had the potential to impact the proposed offer price.

Response: Epicor respectfully advises the Staff that Apax indicated to Moelis that it had concerns regarding inaccuracies in its prior assumptions regarding Epicor’s capitalization and available cash. Epicor has revised Item 4(b) of the Schedule 14D-9 to specifically identify these concerns.

7.	Please set forth further detail of any discussions involving Apax, Moelis, Hellman & Friedman and the company involving Apax’s request to engage in discussion with Hellman & Friedman regarding an Epicor and/or Activant transaction. In this regard, we note reference to Apax’s approach of both Moelis and the company in both November and December requesting permission to engage in discussions with Hellman & Friedman.

Response: Epicor respectfully advises the Staff that, except as disclosed in the Schedule 14D-9, Epicor was not a party to or otherwise privy to conversations between Apax and Hellman & Friedman or Activant. As indicated in the Schedule 14D-9, Epicor had entered into confidentiality agreements with each of Activant, Hellman & Friedman and Apax and on September 15, 2010, Epicor executed a consent that permitted Hellman &

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Friedman and the other large stockholders of Activant to discuss and enter into agreements and understandings among themselves regarding a potential transaction with respect to Epicor. In November and December, 2010, Apax indicated to both Moelis and Epicor that it believed it might be able to increase the price per share it could offer to Epicor’s stockholders if it could combine Epicor’s business with Activant’s. As disclosed in the Schedule 14D-9, on December 3, 2010, Epicor, in response to Apax’s request, granted a waiver to Activant that permitted Activant to discuss with Apax and Hellman & Friedman its conclusions and analyses regarding Activant’s due diligence investigation of Epicor, but not provide Epicor’s proprietary information to Apax or Hellman & Friedman without prior consent of Epicor.

Opinion of Epicor’s Financial Advisors, page 23

Financial Forecasts, page 28

8.	This section includes non-GAAP financial measures. Notwithstanding footnote 1, please revise to provide the disclosure required by Rule 100 of Regulation G. We may have further comment.

Response: Epicor respectfully advises the Staff that, in response to the Staff’s comment, Epicor has revised Item 4(e) of the Schedule 14D-9 to include disclosure required by Rule 100 of Regulation G, including a reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measure.

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (949) 585-4225 or Bradley L. Finkelstein of Wilson Sonsini Goodrich & Rosati, Professional

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Corporation, at (650) 565-3514. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

EPICOR SOFTWARE CORPORATION

/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel

cc:	Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati
Bradley L. Finkelstein, Esq., Wilson Sonsini Goodrich & Rosati